UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TUESDAY MORNING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

89904V 101

(CUSIP Number)

Tensile Capital Management LP

700 Larkspur Landing Circle, Suite 255

Larkspur, CA 94939

Attention: Douglas J. Dossey

Telephone: (415) 830-8160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l (f) or 13d-l(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Douglas J. Dossey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,702
	8	SHARED VOTING POWER 706,309*
	9	SOLE DISPOSITIVE POWER 2,702
	10	SHARED DISPOSITIVE POWER 706,309*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,011*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Includes warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

**

This calculation assumes a total of 5,945,145 shares of Common Stock are currently outstanding, based on 178,354,379 shares outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 22, 2022, plus warrants to purchase 234,199 shares of Common Stock, in each case, giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

1	NAME OF REPORTING PERSONS Arthur C. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 706,309*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 706,309*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Includes warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

**

This calculation assumes a total of 5,945,145 shares of Common Stock are currently outstanding, based on 178,354,379 shares outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 22, 2022, plus warrants to purchase 234,199 shares of Common Stock, in each case giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

1	NAME OF REPORTING PERSONS Tensile Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 706,309*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 706,309*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

*

Includes warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

**

This calculation assumes a total of 5,945,145 shares of Common Stock are currently outstanding, based on 178,354,379 shares outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 22, 2022, plus warrants to purchase 234,199 shares of Common Stock, in each case giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

1	NAME OF REPORTING PERSONS Tensile Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 706,309*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 706,309*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Includes warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

**

This calculation assumes a total of 5,945,145 shares of Common Stock are currently outstanding, based on 178,354,379 shares outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 22, 2022, plus warrants to purchase 234,199 shares of Common Stock, in each case giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

1	NAME OF REPORTING PERSONS Tensile Capital Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 706,309*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 706,309*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Includes warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

**

This calculation assumes a total of 5,945,145 shares of Common Stock are currently outstanding, based on 178,354,379 shares outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 22, 2022, plus warrants to purchase 234,199 shares of Common Stock, in each case giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

1	NAME OF REPORTING PERSONS Tensile Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 706,309*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 706,309*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Includes warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

**

This calculation assumes a total of 5,945,145 shares of Common Stock are currently outstanding, based on 178,354,379 shares outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on November 22, 2022, plus warrants to purchase 234,199 shares of Common Stock, in each case giving effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 15, 2022 (as amended by this Amendment No. 2 to Schedule 13D, the “Schedule 13D”) is being filed on behalf of Douglas J. Dossey, Arthur C. Young, Tensile Capital Management LP, a Delaware limited partnership (“TCM LP”), Tensile Capital Management GP LLC, a Delaware limited liability company (“TCM LLC”), Tensile Capital Partners Master Fund LP, a Cayman Islands exempted limited partnership (“Tensile Master Fund”), and Tensile Capital GP LLC, a Delaware limited liability company (“Tensile GP”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Amendment No. 2 to Schedule 13D which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 2.	Identity and Background

Items (a)-(c) and (f) of Item 2 of the Schedule 13D are hereby amended as follows:

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D are set forth under “Explanatory Note” above. As described in Item 6 hereto, as of December 28, 2022, Tensile Master Fund no longer serves as a managing member of Osmium Equation or a limited partner of Osmium Larkspur, and therefore, Osmium Equation and Osmium Larkspur along with other beneficial owners have filed a separate Schedule 13D with respect to shares of Common Stock and warrants beneficially owned by such entities.

TCM LLC serves as the general partner of TCM LP and TCM LP serves as the investment adviser to Tensile Master Fund. Tensile GP serves as the general partner of Tensile Master Fund. Messrs. Dossey and Young are the controlling persons of TCM LP, TCM LLC and Tensile GP.

The principal occupation Messrs. Dossey and Young is serving as the principals of TCM LP. The principal business of TCM LP is providing investment management services to Tensile Master Fund and other private investment funds. The principal business of TCM LLC is serving as the general partner of TCM LP. The principal business of Tensile Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Tensile GP is serving as the general partner of Tensile Master Fund and other private investment funds.

The business address and the address of the principal office of each Messrs. Dossey and Young, TCM LP, TCM LLC, Tensile Master Fund, and Tensile GP is 700 Larkspur Landing Circle, Suite 255, Larkspur, CA 94939.

The Reporting Persons have entered into a joint filing agreement, dated as of January 5, 2023, a copy of which is attached hereto as Exhibit 99.1

ITEM 5.	Interest in Securities of the Issuer

Items (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

(a)—(b)

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment No. 2 to Schedule 13D are hereby incorporated by reference into this Item 5. Tensile Master Fund directly owns 706,309 shares of Common Stock and warrants to purchase 234,199 shares of Common Stock at an exercise price of $49.50 per share, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

Mr. Dossey directly owns 2,702 shares of Common Stock, as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022.

TCM LP, as investment adviser to Tensile Master Fund, TCM LLC, as the general partner of TCM LP, and Tensile GP, as the general partner of Tensile Master Fund, each may be deemed to beneficially own 706,309 shares of Common Stock and warrants to purchase 234,199 shares of Common Stock.

Mr. Young does not individually own any shares of Common Stock. However, each of Mr. Dossey and Mr. Young may be deemed to be the beneficial owner of the shares of Common Stock and warrants beneficially owned by TCM LP.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Reporting Person.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Joint Filing Agreement

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference Exhibit 99.1 hereto.

Removal of Tensile Master Fund from Osmium Partners (Larkspur SPV), LP and Osmium Partners (Equation) LLC

On December 28, 2022, Tensile Master Fund and Osmium Partners (Equation) LLC (“Osmium Equation”) entered into that certain Second Amended and Restated Limited Partnership Agreement, dated as of that same date, pursuant to which Tensile Master Fund was removed as a limited partner of Osmium Partners (Larkspur SPV), LP (“Osmium Larkspur”), which previously held of record the shares of Common Stock and warrants currently held of record by Tensile Master Fund. Pursuant to that certain Amended and Restated Operating Agreement of Osmium Partners (Equation) LLC, dated as of December 28, 2022, Tensile Master Fund was also removed as a managing member of Osmium Equation, the general partner of Osmium Larkspur. As a result, Tensile Master Fund received a distribution of 472,110 shares of Common Stock and warrants to purchase 234,199 shares of Common Stock of the Issuer, in each case as adjusted to give effect to the Issuer’s 30:1 reverse stock split that occurred on November 30, 2022, which shares and warrants represent the pro rata economic interests Tensile Master Fund held in Osmium Larkspur.

ITEM 7.	Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated January 5, 2023, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

Douglas J. Dossey

Tensile Capital Management LP

Tensile Capital Management GP LLC

Tensile Capital Partners Master Fund LP

Tensile Capital GP LLC

By:	/s/ Douglas J. Dossey
Douglas J. Dossey, for (i) himself, (ii) as
Managing Partner of Tensile Capital
Management LP, for itself, (iii) as Manager of
Tensile Capital Management GP LLC, for itself, (iv) as Manager of Tensile Capital GP LLC, for itself and as General Partner of Tensile Capital Partners
Master Fund LP, for itself

/s/ Arthur C. Young
Arthur C. Young, for himself